Exhibit 99.1

May 5, 2021

British Columbia Securities Commission
Alberta Securities Commission
Autorite des marche financiers
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon Territory
Superintendent of Securities, Northwest Territories
Toronto Stock Exchange

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the virtual annual general meeting (“Meeting”) of the shareholders of New Gold Inc. (“Company”) held on May 4, 2021.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Setting the size of the board of directors

On a vote by ballot, the number of directors of the Company is set at nine.  In connection with the Meeting, valid proxies in respect of this resolution were received as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
348,377,630	769,538	99.77%	0.23%

Item 2: Election of Directors

On a vote by ballot, each of the nine nominees in the Company’s management information circular dated March 19, 2021 (“Circular”) were elected as directors of the Company.  In connection with the meeting, valid proxies in respect of this resolution were received as follows:

Director Nominee	Number of Shares		Percentage of Votes Cast
	Votes For	Votes Withheld	Votes For	Votes Withheld
Renaud Adams	338,875,377	10,298,818	97.05%	2.95%
Geoffrey Chater	347,915,511	1,258,684	99.64%	0.36%
Nicholas Chirekos	347,335,990	1,838,205	99.47%	0.53%
Gillian Davidson	347,133,926	2,040,268	99.42%	0.58%
James Gowans	330,897,036	18,277,159	94.77%	5.23%
Thomas McCulley	348,051,879	1,122,316	99.68%	0.32%
Margaret Mulligan	342,374,355	6,799,840	98.05%	1.95%
Ian Pearce	331,896,365	17,277,830	95.05%	4.95%
Marilyn Schonberner	347,358,731	1,815,464	99.48%	0.52%

Item 3: Appointment of Auditor

On a vote by ballot, Deloitte LLP was appointed as the auditor of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditor.  In connection with the Meeting, valid proxies in respect of this resolution were received as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Withheld	Votes For	Votes Withheld
427,114,772	1,638,507	99.62%	0.38%

Item 4: Say on Pay Advisory Vote

On a vote by ballot, the shareholders accepted the Board’s approach to executive compensation.  The Company received the following votes from shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
319,345,301	29,828,893	91.46%	8.54%

Yours truly,
New Gold Inc.

/s/ Sean Keating

Sean Keating
Vice President, General Counsel
and Corporate Secretary